August 30, 2024

David Fischel
Chairman and Chief Executive Officer
Stereotaxis, Inc.
710 North Tucker Boulevard
Suite 110
St. Louis, Missouri 63101

       Re: Stereotaxis, Inc.
           Registration Statement on Form S-3
           Filed August 23, 2024
           File No. 333-281766
Dear David Fischel:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Robert J. Endicott